                                                                    Exhibit 12-B

                        Atlantic City Electric Company

          Ratio of Earnings to Fixed Charges and Preferred Dividends
          ----------------------------------------------------------
                            (Dollars in Thousands)


                                           9 Months
                                             Ended                                Year Ended December 31,
                                         September 30,  ------------------------------------------------------------------------
                                             2001            2000          1999           1998           1997           1996
                                         ------------   ------------   ------------   ------------   ------------   ------------
Income before extraordinary item              $60,336        $54,434        $63,930        $30,276        $85,747        $75,017
                                         ------------   ------------   ------------   ------------   ------------   ------------

Income taxes                                   43,746         36,746         49,326         18,178         50,442         36,958
                                         ------------   ------------   ------------   ------------   ------------   ------------

Fixed charges:
        Interest on long-term debt
             including amortization of
             discount, premium and
             expense                           47,693         76,178         60,562         63,940         64,501         64,847
        Other interest                          2,795          4,518          3,837          3,435          3,574          4,019
        Preferred dividend requirements
             of subsidiary trusts               5,714          7,619          7,634          6,052          5,775          1,428
                                         ------------   ------------   ------------   ------------   ------------   ------------

             Total fixed charges               56,202         88,315         72,033         73,427         73,850         70,294
                                         ------------   ------------   ------------   ------------   ------------   ------------

Earnings before extraordinary
        item, income taxes and
        fixed charges                        $160,284       $179,495       $185,289       $121,881       $210,039       $182,269
                                         ============   ============   ============   ============   ============   ============

Fixed charges                                 $56,202        $88,315        $72,033        $73,427        $73,850        $70,294

Preferred dividend requirements                 2,370          3,571          3,777          5,289          7,506         14,214
                                         ------------   ------------   ------------   ------------   ------------   ------------

                                              $58,572        $91,886        $75,810        $78,716        $81,356        $84,508
                                         ============   ============   ============   ============   ============   ============


Ratio of earnings to fixed charges
        and preferred dividends                  2.74           1.95           2.44           1.55           2.58           2.16

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of subsidiary trusts, and the estimated interest component of rentals. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.